UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   HUDSON, KATHERINE M.
   450 WINKS LANE


   BENSALEM, PA  19020
2. Issuer Name and Ticker or Trading Symbol
   CHARMING SHOPPES, INC. (CHRS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Deferred Shares                (1)             03/31/01       A         964                               (1)          (1)
Deferred Shares                (1)             06/13/01       A         904                               (1)          (1)
Deferred Shares                (1)             09/28/01       A         1,018                             (1)          (1)
Deferred Shares                (1)             12/31/01       A         942                               (1)          (1)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Deferred Shares                03/31/01  Common Stock                   964                                     D   Direct
Deferred Shares                06/13/01  Common Stock                   904                                     D   Direct
Deferred Shares                09/28/01  Common Stock                   1,018                                   D   Direct
Deferred Shares                12/31/01  Common Stock                   942                       5,619         D   Direct

Explanation of Responses:

(1)
Each deferred share represents a right to receive cash upon settlement equal to the value of one share of common stock.  Deferred shares were acquired upon deferral of cash under the Company's Amended and Restated Non-Employee Directors Compensation Program,
in a transaction exempt under Rule 16b-3(d).  Deferred shares will be settled, in a lump sum or in installments, at or following the participant's termination of service, as elected by the participant.

SIGNATURE OF REPORTING PERSON
/S/ HUDSON, KATHERINE M.
DATE 02/07/02